

SECU[illegible] [illegible]SSION

10031241

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairfax I.S. (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R Ferraro

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X-17A-5

FAIRFAX I.S. (US) LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT
278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Member
Fairfax I.S. (US) LLC
New York, New York

I have audited the accompanying statement of financial condition of Fairfax I.S. (US) LLC as of December 31, 2009, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Fairfax I.S. (US) LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Michael R. Ferraro, CPA
Matawan, New Jersey
February 17, 2010

FAIRFAX I.S. (US) LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash	$ 67,681
Deposit with clearing organization	100,000
Receivable from clearing organization	5,636
Due from affiliate	120,000
Security deposits	26,987
Prepaid expenses and other assets	22,689
Furniture and equipment, at cost, less accumulated depreciation of $4,370	9,954
	$ 352,947

Liabilities and Member's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 37,678
Income taxes payable	4,443
	42,121
Member's equity	310,826
	$ 352,947

The accompanying notes are an integral part of these financial statements.

FAIRFAX I.S. (US) LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

NOTE 1: Organization and Nature of Business

Fairfax I.S. (US) LLC (the "Company") was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company's sole member is Fairfax America LLC (the "Member") which is a wholly owned subsidiary of Fairfax I.S. PLC (the "Parent"). The Parent is a "Foreign Broker" registered on the London Stock Exchange and regulated by the Financial Services Authority of the United Kingdom. The Company acts as an intermediary between the Parent and its US institutional customers located in the United States as regulated under Rule 15a-6 of the Securities Exchange Act of 1934.

NOTE 2: Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting.

Revenue Recognition

Revenue consists of broker-dealer trade commissions and service fees. Commissions are recognized on a trade-date basis. Service fees are recorded when earned.

The Company has entered into a Service Agreement (the "Agreement") with the Parent to act as an intermediary between the Parent and the Parent's United States based customers. The Agreement provides for commissions to be paid on each transaction the Company acts in that capacity. The Agreement provides for minimum commissions and service fees of $40,000 each month.

During the year ended December 31, 2009 the Company earned the minimum guarantee of $480,000 in service fees.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis.

Effective September 26, 2008, the Company entered into an agreement with Pershing LLC to clear transactions on a fully disclosed basis for customer and contra-broker accounts. As part of the terms of the agreement, the Company is required by Pershing LLC to maintain a minimum net capital of $100,000.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Income Taxes

The Company is a single member limited liability company. The Member reports the income as a Corporation, since the company will be responsible for paying the federal and state income taxes. The current taxes payable or refundable are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. There is no deferred tax expense to be recognized on the financial statements.

Effective January 1, 2009, the Company adopted the provision of FASB ASC 740 "Accounting for Income Taxes". FASB ASC 740 provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements."

The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FASB ASC 740, no significant income tax uncertainties were identified.

Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2009. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the year ended December 31, 2009. The tax years subject to examination by the taxing authorities are the years ended December 31, 2009, 2008 and 2007.

FAIRFAX I.S. (US) LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method. The useful lives of furniture and fixtures and computer equipment are estimated to be five years.

Statement of Cash Flow

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3: Receivable from Clearing Organizations

Accounts receivable from Pershing, LLC as of December 31, 2009 is $5,636.

NOTE 4: Other Assets

Cash of $100,000 has been segregated with Pershing LLC, which is a requirement of the clearing agreement. This deposit is a non-interest bearing account.

NOTE 5: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Act of 1934 (SEA) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $131,111, which was $31,111 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.21 to 1.

NOTE 6: Related Party Transaction

The Company earned fees of $480,000 from the Parent for acting as an intermediary for certain security transactions as described in Note 2.

Due from affiliate, includes unpaid fees earned by the Company under the service fee agreement with the Parent as of December 31, 2009.

NOTE 7: Commitments and Contingent Liabilities

The Company leases office space under an operating lease which expires in 2011. Rent expense was $82,139 in 2009.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2009:

Year Ending December 31,	Amount
2010	$ 86,164
2011	67,258
	$ 153,422

NOTE 8: Concentration of Credit Risk

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures the Company's bank accounts up to the legal limit.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review as necessary, the credit standing of each counter party.

NOTE 9: Clearing Agreement

During 2009 the Company executed a Fully Disclosed Clearing Agreement with Pershing LLC (the "Clearing Broker") for the purposes of establishing cash and margin accounts for customers introduced to the Clearing Broker by the Company.

NOTE 10: Fair Value Measurements and Disclosures

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad values:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly/
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's management at the year-end has reviewed their assets and liabilities and in their opinion the book value is the same as estimated fair value at December 31, 2009.

NOTE 11: Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to maintain a "Special Account for the Exclusive benefit of Customers.

NOTE 8: Guarantees

FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as the occurrence or nonoccurrence of a specified event) asset, liability or equity security of a guaranteed party. FASB ASC 460, also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with the acting as an agent of, or

providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company with its clearing agent Pershing LLC has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses including without limitation those asserted by its customers if any employee or agent of Pershing LLC has acted improperly.

NOTE 12: Subsequent Events

The company is exploring a merger or sale with other brokerage firms. As of the report date February 17, 2010, no definitive agreement has been reached.

SUPPLEMENTARY INFORMATION

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT
278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Fairfax I.S. (US) LLC
New York, New York

In planning and performing my audit of the financial statements of Fairfax I.S. (US) LLC, (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-(g) in making the periodic computations of aggregated indebtedness (or aggregated debits) and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Michael R. Ferraro, CPA
Matawan, New Jersey
February 17, 2010